                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Patina Oil & Gas Corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    703224105
                                 (CUSIP Number)


                       February 6, 1998** (see note below)
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Schedule 13G replaces, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on December 2, 1997.




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---------------------------
CUSIP No.   703224105              13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            355,700
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             119,300
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                355,700
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            119,300
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           475,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                              [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.9%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1(a)                     Name of Issuer:
                              ---------------
                              Patina Oil & Gas Corporation (the "Issuer")

Item 1(b)                     Address of Issuer's Principal Executive Offices:
                              ------------------------------------------------
                              1625 Broadway
                              Denver, Colorado 80202

Items 2(a)                    Name of Person Filing:
                              ----------------------
                              This  statement is being filed by Cumberland
                              Associates  LLC  to  replace,   pursuant  to
                              Securities    Exchange   Act   Release   No.
                              34-39538,    Cumberland   Associates   LLC's
                              Schedule  13D,  filed on  December  2, 1997.
                              Cumberland   Associates  LLC  is  a  limited
                              liability  company  organized under the laws
                              of the State of New York,  and is engaged in
                              the business of managing, on a discretionary
                              basis,   twelve  securities   accounts  (the
                              "Accounts"),  the  principal one of which is
                              Cumberland  Partners.  K.  Tucker  Andersen,
                              Gary  Tynes,  Oscar  S.  Schafer,  Bruce  G.
                              Wilcox,  Glenn  Krevlin,  Andrew Wallach and
                              Eleanor   Poppe   are   the   members   (the
                              "Members") of Cumberland Associates LLC.

Item 2(b)                     Address of Principal Business Office:
                              ------------------------------------
                              The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                     Citizenship:
                              -----------
                              Cumberland  Associates  LLC  is  a  New  York
                              limited  liability   company.   Each  of  the
                              Members is a citizen of the United States.

Item 2(d)                     Title of Class of Securities:
                              ----------------------------
                              Common Stock, par value $.01 per share
                              (the "Shares")

Item 2(e)                     CUSIP Number:
                              ------------
                              703224105

Item 3                        Not Applicable






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Item 4.                            Ownership:
                                   ---------
Item 4(a)                          Amount Beneficially Owned:
                                   -------------------------
                                   As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of 475,000 Shares.

Item 4(b)                          Percent of Class:
                                   ----------------
                                   The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 5.8% of the total number of Shares outstanding.

Item 4(c)                          Number of shares as to which such person has:
                                   --------------------------------------------
                                   (i)      Sole power to vote or to direct the
                                            vote:  355,700

                                   (ii)     Shared power to vote or to direct
                                            the vote:  119,300

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  355,700

                                   (iv) Shared power to dispose or to direct the disposition of: 119,300

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   Cumberland  Associates  LLC is no longer
                                   the  beneficial  owner of more than five
                                   percent  of  the   outstanding   Shares.
                                   Accordingly,    until   such   time   as
                                   Cumberland Associates acquires, directly or indirectly, beneficial ownership of additional Shares in excess of the 5 percent threshold, Cumberland Associates LLC is no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.


Item 6                             Ownership of More than Five Percent on Behalf
                                   of Another Person:
                                   ---------------------------------------------

                                   The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.




                                       4
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Item 7                             Identification and Classification of the
                                   Subsidiary Which Acquired the Security Being
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable

Item 8                             Identification and Classification of Members
                                   of the Group:
                                   --------------------------------------------

                                   Not Applicable


Item 9                             Notice of Dissolution of Group:
                                   ------------------------------

                                   Not Applicable

Item 10                            Certification:
                                   --------------


     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                       5
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 13, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By: /s/ Bruce G. Wilcox
                                            Name:   Bruce G. Wilcox
                                            Title:  Member





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